Issuer Free Writing Prospectus, dated February 23, 2023

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated February 21, 2023

Registration Statement No. 333-254093

V.F. Corporation

€500,000,000 4.125% Senior Notes due 2026

€500,000,000 4.250% Senior Notes due 2029

Pricing Term Sheet

Issuer:	V.F. Corporation

Ratings (Moody’s / S&P):	Baa2 (S) / BBB+ (N)*

Trade Date:	February 23, 2023

Title of Securities:	4.125% Senior Notes due 2026 (the “2026 Notes”) 4.250% Senior Notes due 2029 (the “2029 Notes”)

Distribution:	SEC Registered

Aggregate Principal Amount:	€500,000,000 (2026 Notes) €500,000,000 (2029 Notes)

Net Proceeds (before expenses):	€497,020,000 (2026 Notes) €495,850,000 (2029 Notes)

Issue Price:	99.704% (2026 Notes) 99.570% (2029 Notes)

Maturity Date:	March 7, 2026 (2026 Notes) March 7, 2029 (2029 Notes)

Coupon:	4.125% (2026 Notes) 4.250% (2029 Notes)

Yield to Maturity:	4.232% (2026 Notes) 4.333% (2029 Notes)

Benchmark DBR:	DBR 0.500% due February 15, 2026 (2026 Notes) DBR 0.250% due February 15, 2029 (2029 Notes)

Benchmark Bund Yield:	2.695% (2026 Notes) 2.490% (2029 Notes)

Spread to DBR:	+153.7 basis points (2026 Notes) +184.3 basis points (2029 Notes)

Mid-Swap Yield:	3.382% (2026 Notes) 3.133% (2029 Notes)

Spread to Mid-Swap:	+85 basis points (2026 Notes) +120 basis points (2029 Notes)

Interest Payment Date:	Annually on March 7 each year, beginning on March 7, 2024

Optional Redemption:

2026 Notes:

At any time prior to February 7, 2026 (one month prior to maturity): make-whole redemption based on a discount rate of the applicable Comparable Government Bond Rate plus +25 basis points

On or after February 7, 2026 (one month prior to maturity): redemption at par

2029 Notes:

At any time prior to December 7, 2028 (three months prior to maturity): make-whole redemption based on a discount rate of the applicable Comparable Government Bond Rate plus +30 basis points

On or after December 7, 2028 (three months prior to maturity): redemption at par

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest upon a Change of Control Repurchase Event

Settlement:

March 7, 2023 (T+8)

It is expected that delivery of the Notes will be made against payment therefor on or about March 7, 2023, which is the eighth business day following the date hereof (such settlement date being referred to as “T+8”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle in T+8, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the delivery date of the Notes should consult their own advisors.

Common Code Number:	259265924 (2026 Notes) 259265967 (2029 Notes)

ISIN Number:	XS2592659242 (2026 Notes) XS2592659671 (2029 Notes)

CUSIP Number:	918204 BD9 (2026 Notes) 918204 BE7 (2029 Notes)

Denominations:	Denominations of €100,000 and integral multiples of €1,000 in excess thereof

Listing:	The Issuer intends to apply to list the notes on The New York Stock Exchange.

Clearing Systems:	Clearstream/Euroclear

Co-Global Coordinators and Joint Book-Running Managers:	J.P. Morgan Securities plc Morgan Stanley & Co. International plc

Joint Book-Running Managers	Barclays Bank PLC Goldman Sachs & Co. LLC The Toronto-Dominion Bank Wells Fargo Securities International Limited

Senior Co-Managers:	PNC Capital Markets LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Merrill Lynch International HSBC Bank plc

Co-Managers:

BNP Paribas

ING Bank N.V. Belgian Branch

Credit Suisse International

Standard Chartered Bank

Citigroup Global Markets Limited

Siebert Williams Shank & Co., LLC

Scotiabank (Ireland) Designated Activity Company

UniCredit Bank AG

BNY Mellon Capital Markets, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a shelf registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, including the documents incorporated by reference therein, the Issuer’s prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling: J.P. Morgan Securities plc toll-free at +44-207-134-2468, Morgan Stanley & Co. International plc toll-free at (866) 718-1649, Barclays Bank PLC toll-free at 1-888-603-5847, or Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

MiFID II and UK MiFIR professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.

The 2026 Notes and the 2029 Notes will be represented by beneficial interests in fully registered permanent global notes without interest coupons attached, which will be registered in the name of, and shall be deposited on or about March 7, 2023 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

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